AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 17, 2005
SECURITIES ACT FILE NO. ___________
INVESTMENT COMPANY ACT FILE NO. 811-08110

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

(Pursuant To Section 13(E)(1) Of The
Securities Exchange Act Of 1934)

SPECIAL SITUATIONS FUND III, L.P.

(Name Of Issuer)

SPECIAL SITUATIONS FUND III, L.P.

(Names Of Person(S) Filing Statement)

LIMITED PARTNERSHIP UNITS
----------------------------------
(Title Of Class Of Securities)

NOT APPLICABLE

(CUSIP Number Of Class Of Securities)

AUSTIN W. MARXE
c/o SPECIAL SITUATIONS FUNDS
153 EAST 53RD STREET, 55TH FLOOR
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 207-6500

AFTER DECEMBER 5, 2005 AT
527 MADISON AVENUE, SUITE 2600
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 207-6500

(Name, Address And Telephone Number Of Person Authorized To
Receive Notices And Communications On Behalf Of Person(S) Filing Statement)

COPIES TO:
ALLEN B. LEVITHAN, ESQ.
LOWENSTEIN SANDLER PC
65 LIVINGSTON AVENUE
ROSELAND, NEW JERSEY 07068-1791
TELEPHONE: (973) 597-2406
FAX: (973) 597-2407

CALCULATION OF FILING FEE

Transaction Valuation: $501,719,494.00*	Amount Of Filing Fee: $59,052.44**
*      Calculated at the aggregate maximum purchase price to be paid for Units in the cash repurchase offer and the current net asset value in the exchange tender offer.
**    Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

[   ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________ Filing Party:_________________
Form or Registration No.:_______________ Date Filed:___________________

[   ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[   ] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

Reference is made to the Summary Term Sheet of the offer document dated November 17, 2005 (the "Offer Document") that is attached as Exhibit (a)(1)(ii) and is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)  The name of the issuer is Special Situations Fund III, L.P. (the "Fund"), a closed-end investment company organized as a Delaware limited partnership and registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The principal executive offices of the Fund are currently located at 153 East 53rd Street, 55th Floor, New York, New York 10022, (212) 207-6500 and after December 5, 2005 will be located at 527 Madison Avenue, Suite 2600, New York, New York 10022, (212) 207-6500.

(b)  The title of the securities being sought is units of limited partnership interests ("Units"). As of June 30, 2005 there were approximately 19,998.9112 Units issued and outstanding.

(c)  There is currently no established trading market for the Units.

(d)-(f)  Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)  The Fund is tendering for its own Units. The principal executive offices of the Fund are currently located at 153 East 53rd Street, 55th Floor, New York, New York 10022, (212) 207-6500 and after December 5, 2005 will be located at 527 Madison Avenue, Suite 2600, New York, New York 10022, (212) 207-6500.

(b)-(d)  Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)

(i)  The Fund is seeking tenders for up to 10% of the total outstanding Units held by limited partners of the Fund (“Limited Partners”) for a cash payment equal to the net asset value (the "NAV") per Unit of the Units tendered as calculated on December 30, 2005 (the “Cash Repurchase Offer”). The Fund is seeking tender for all Units held by limited partners of the Fund that are qualified purchasers as defined in the Investment Company Act of 1940, as amended (together "Qualified Purchasers"), in an exchange as discussed herein, having an aggregate net asset value on December 30, 2005 equal to all Units held by limited partners that are Qualified Purchasers (the "Exchange Tender Offer").

(ii)  For each Unit tendered, the security holder will receive (a) in the Cash Repurchase Offer a cash amount, and (b) in the Exchange Tender Offer, an amount of Units of Special Situations Fund III QP, L.P. ("SSF QP") which is a Delaware limited partnership that has been newly created to effect the Exchange Tender Offer, equal to the NAV per Unit of the Fund calculated on December 30, 2005, upon the terms and subject to the conditions set forth in the Offer Document. Reference is hereby made to the Cover Page, Section 2 "The Cash Repurchase Offer" and Section 3 "The Exchange Tender Offer" of the Offer Document, which are incorporated herein by reference.

(iii)  The Cash Repurchase Offer and the Exchange Tender Offer (collectively, the “Offers”) are scheduled to expire on December 16, 2005. Reference is hereby made to the Cover Page and Section 6 "Certain Conditions of the Offers" of the Offer Document, which are incorporated herein by reference.

(iv)  Not applicable.

(v)  Reference is hereby made to the Cover Page, Summary Term Sheet and Section 6 "Certain Conditions of the Offers" of the Offer Document, which are incorporated herein by reference.

(vi)  Reference is hereby made to Section 5 "Withdrawal Rights" of the Offer Document, which is incorporated herein by reference.

(vii)  Reference is hereby made to the Cover Page, Section 4 "Procedure for Tenders" and Section 5 "Withdrawal Rights" of the Offer Document, which are incorporated herein by reference.

(viii)  Reference is hereby made to Section 4 "Procedure for Tenders" of the Offer Document, which is incorporated herein by reference.

(ix)  The maximum percentage of Units to be purchased in the Cash Repurchase Offer is 10% of the total Units outstanding. If the Limited Partners tender for repurchase in the Cash Repurchase Offer more than 10% of the Units outstanding, the Fund’s Individual General Partners, as permitted by the Fund’s limited partnership agreement, will exercise their discretion to increase such maximum by another 2% of the total Units outstanding (for a total of 12%). If the Cash Repurchase Offer remains oversubscribed, the Fund will repurchase Units tendered on a pro rata basis (based upon the number of Units submitted for purchase by each such holder). The Exchange Tender Offer is open only to Limited Partners that are Qualified Purchasers. Reference is hereby made to Section 2 “The Cash Repurchase Offer” of the Offer Document, which is incorporated herein by reference.

(x)  Reference is hereby made to Section 8 “Certain Information About SSF QP” of the Offer Document, which is incorporated herein by reference.

(xi)  Reference is hereby made to Section 9 "Certain Federal Income Tax Consequences" of the Offer Document, which is incorporated herein by reference.

(xii)  Reference is hereby made to Section 9 "Certain Federal Income Tax Consequences" of the Offer Document, which is incorporated herein by reference.

(a)(2)  Not applicable.

(b)  MGP Advisers Limited Partnership (“MGP”), the corporate general partner of the Fund, holds 1,244.7802 Units (or 6.2% of the Units outstanding), representing the entire corporate general partner interest of the Fund. AWM Investment Company, Inc. (“AWM”), is the general partner of MGP and Austin W. Marxe, David M. Greenhouse and Adam Stettner are the limited partners of MGP (the “Principals”). Mr. Marxe and Mr. Greenhouse are the sole shareholders and executive officers of AWM and along with Dianne Marxe are the sole directors of AWM. Mr. Marxe holds 160.8813 Units (or 0.8% of the Units outstanding), Mr. Greenhouse holds 33.3417 Units (or 0.2% of the Units outstanding) and Mr. Stettner holds 1.9543 Units (or 0.01% of the Units outstanding). MGP and two of its Principals, Austin W. Marxe and David M. Greenhouse (in their individual capacities), will participate in the Exchange Tender Offer in the same proportion as the Limited Partners after giving effect to the Cash Repurchase Offer, that is, they will exchange Units in the same proportion as the Units held by all Limited Partners (other than Mr. Greenhouse) are exchanged, subject to the Adviser and the Individual General Partners holding collectively at least 1% of the Fund’s outstanding Units. The Fund also has five Individual General Partners: Austin W. Marxe is the Managing Individual General Partner of the Fund and holds 160.8813 Units (or 0.8% of the Units outstanding), Peter W. Williams is an Individual General Partner of the Fund and holds 16.1060 Units (or 0.08% of the Units outstanding), William Austin is an Individual General Partner of the Fund and holds 0.2065 Units (or less than 1% of the Units outstanding), Stanley S. Binder is an Individual General Partner of the Fund and holds 0.8010 Units (or less than 1% of the Units outstanding), and Delcour S. Potter is an Individual General Partner of the Fund and holds 0.2065 Units (or less than 1% of the Units outstanding). All ownership information provided in this paragraph is as of June 30, 2005. Other than Mr. Marxe, who, as described above, intends to tender Units pursuant to the Exchange Tender Offer on a pro rata basis, based upon the amount of Units exchanged by limited partners of the Fund and the amount of Units that remain in the Fund, none of the Individual General Partners intend to tender Units pursuant to the Exchange Tender Offer. None of MGP, the Principals or the Individual General Partners will participate in the Cash Repurchase Offer.

(c)-(f)  Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)-(d)  Not applicable.

(e)  The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, SSF QP or MGP, any of the Fund's, SSF QP’s or MGP 's executive officers or directors, any of the Fund’s Individual General Partners or any person controlling the Fund, SSF QP or MGP or any executive officer or director of any corporation or other entity ultimately in control of the Fund, SSF QP or MGP and any person with respect to any securities of the Fund, SSF QP or MGP (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

(a)  Reference is hereby made in Section 1 "Background and Purpose of the Offers" of the Offer Document, which is incorporated herein by reference.

(b)  Reference is hereby made to Section 1 "Background and Purpose of the Offers" of the Offer Document, which is incorporated herein by reference.

(c)  The Fund does not have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund, SSF QP or MGP; (2) a purchase, sale or transfer of a material amount of assets of the Fund, SSF QP or MGP, although the Fund will transfer a portion of its assets to SSF QP if tenders are received and accepted pursuant to the Exchange Tender Offer; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund, although following the exchange, the Fund intends to solicit the vote of its limited partners to change its repurchase policies as described in Section 1 "Background and Purpose of the Offer" of the Offer Document, which is incorporated herein by reference; (4) any change in the present board of managers or management of the Fund, SSF QP or MGP, including but not limited to, any plans or proposal to change the number or the term of managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s, SSF QP’s or MGP’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund, SSF QP or MGP to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund, SSF QP or MGP becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the "1934 Act"); (8) the suspension of the Fund’s, SSF QP’s or MGP’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund, SSF QP or MGP or the disposition of securities of the Fund, SSF QP or MGP other than as described above and in the Fund’s of SSF QP's Confidential Private Placement Memorandum; or (10) any changes in the Fund’s, SSF QP’s or MGP’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund, SSF QP or MGP.

(d)  Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

(a)  The funds to be used to satisfy tenders in the Cash Repurchase Offer will be obtained by utilizing cash on hand and/or liquidating a portion of the portfolio securities of the Fund. Reference is hereby made to Section 2 "Cash Repurchase Offer" of the Offer Document, which is incorporated herein by reference.

(b)  Not applicable.

(c)  Not applicable.

(d)  None of the funds or other consideration to be paid to Limited Partners tendering pursuant to the Cash Repurchase Offer is, or is expected to be, borrowed, directly or indirectly.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)  MGP holds 1,244.7802 Units (or 6.2% of the Units outstanding), representing the entire corporate general partner interest of the Fund. Mr. Marxe holds 160.8813 Units (or 0.8% of the Units outstanding), Mr. Greenhouse holds 33.3417 Units (or 0.2% of the Units outstanding) and Mr. Stettner holds 1.9543 Units (or 0.01% of the Units outstanding). Peter W. Williams is an Individual General Partner of the Fund and holds 16.1060 Units (or 0.08% of the Units outstanding), William Austin is an Individual General Partner of the Fund and holds 0.2065 Units (or less than 1% of the Units outstanding), Stanley S. Binder is an Individual General Partner of the Fund and holds 0.8010 Units (or less than 1% of the Units outstanding), and Delcour S. Potter is an Individual General Partner of the Fund and holds 0.2065 Units (or less than 1% of the Units outstanding). All ownership information provided in this paragraph is as of June 30, 2005. The address of MGP and each of the Principals and Individual General Partners is currently 153 East 53rd Street, 55th Floor, New York, New York 10022, (212) 207-6500 and after December 5, 2005 will be 527 Madison Avenue, Suite 2600, New York, New York 10022, (212) 207-6500.

(b)  There have not been any transactions involving the Units that were effected during the past 60 days by the Fund, SSF QP or MGP, any executive officer or director of the Fund, SSF QP or MGP, any person controlling the Fund, SSF QP or MGP, any executive officer or director of any corporation ultimately in control of the Fund, SSF QP or MGP or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. The Fund and SSF QP issue interests in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of the Securities Act of 1933 in amounts equal to the NAV on the date of each such sale. Within the past 60 business days, the Fund has not issued any Units. SSF QP has been newly created to effect the Exchange Tender Offer and has not yet issued any limited partnership interests.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)  No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offers.

(b)  Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a)  The Fund's financial information for the period ended December 31, 2004 has been audited by Anchin, Block & Anchin LLP, and is incorporated herein by reference to the reports filed with the SEC on August 19, 2005 (File number 811-08110). SSF QP has been newly created to effect the Exchange Tender Offer and has not conducted any activities since its formation. Copies of the Fund's financial information may be found on the SEC's website at WWW.SEC.GOV or may be obtained free of charge by calling the Fund at (212) 207-6500.

(b)-(c)  Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) (1)  None.

(2)  Applicable regulatory requirements that must be complied with and approvals required to be obtained in connection with the Exchange Tender Offer are: (a) an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 17(b) of the 1940 Act, granting an exemption from Section 17(a) of the 1940 Act to conduct the Exchange Tender Offer, and (b) an exemption or no-action letter from the Commission pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (“1934 Act”) granting an exemption from Rules 13e-4(f)(8)(i) and 13e-4(f)(8)(ii) of the 1934 Act to conduct the Exchange Tender Offer. The Fund will consummate the Exchange Tender Offer only in conformity with any relief granted by the Commission or its staff.

(3)  Not Applicable.

(4)  Not Applicable.

(5)  None.

(b)  The Offer Document, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 12. EXHIBITS.

(a) (1)  (i)  Form of Cover Letter to Limited Partners.

(ii)  Offer Document.

(iii)  Form of Letter of Transmittal.

(iv)  Performance Supplement of the Fund through September 30, 2005.

(v)  Unaudited Quarterly Financial Statements of the Fund through September 30, 2005.

(vi)  Private Placement Memorandum of SSF QP.

(vii)  Agreement of Limited Partnership of SSF QP.

(2)-(3)  Not applicable.

  (4)  Not applicable.

(5) (i)  Audited Financial Statements of Special Situations Fund III, L.P. for the fiscal year ended December 31, 2004.*

(b)  Not applicable.

(d)  Not applicable.

(g)  Not applicable.

(h)  Not applicable.

* Incorporated by reference to the Fund's Certified Shareholder Report for the fiscal year ended December 31, 2004 on Form N-CSR/A, as filed with the Securities and Exchange Commission on August 19, 2005.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPECIAL SITUATIONS FUND III, L.P.

BY: MGP ADVISERS LIMITED PARTNERSHIP

By:	/s/ Austin W. Marxe
Austin W. Marxe Managing Individual General Partner November 17, 2005

EXHIBIT INDEX

EXHIBITS

99.(a) (1) (i) Form of Cover Letter to Limited Partners.

99.(a) (1) (ii) Offer Document.

99.(a) (1) (iii) Form of Letter of Transmittal.

99.(a) (1) (iv) Performance Supplement of the Fund through September 30, 2005.

99.(a) (1) (v) Unaudited Quarterly Financial Statements of the Fund through September 30, 2005.

99.(a) (1) (vi) Private Placement Memorandum of SSF QP.

99.(a) (1) (vii) Agreement of Limited Partnership of SSF QP.